

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2011

Nevada Discount Registered Agent, Inc.
As Agent for Premier Holding Corporation
1855 Wellington East
Carson City, NC 89703

> **Re: Premier Holding Corporation**
> **Registration Statement on Form S-1**
> **Filed May 9, 2011**
> **File No. 333-174049**
> **Form 10-K for fiscal year ended December 31, 2010**
> **Filed March 3, 2011**
> **File No. 000-53824**

Dear Sir or Madam:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement Facing Page

1.   It appears that the securities being registered are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act. If true, please check the appropriate box on the facing page of the registration statement and also revise page 43 to include the undertakings required by Item 512(a) of Regulation S-K.

Prospectus Cover Page

2.   We note your disclosure that the offering is being "self-underwritten through [your] officers, but allows participation by selected broker-dealers who are registered with FINRA." Please disclose briefly on the cover page and in more detail in the "Underwriting" section on page 27 how the shares will be marketed and how potential

investors in the offering will be identified. Please also revise to identify the broker-dealers who will participate in the offering and identify them as underwriters. Refer to Section 2(a)(11) of the Securities Act. Finally, please advise us as to how your officers will comply with Section 15 of the Exchange Act.

3.   We note your statement that there is no escrow or trust or deposit account for investor funds, and the proceeds may be utilized by Premier Holding Corporation in its discretion. Please expand the disclosure on the cover page to describe the effect on investors of the lack of escrow, trust or deposit account. Please also revise your risk factor section to include a discussion of the risks to investors given that there is no escrow, trust or deposit account.

4.   We note your statement that your board of directors has discretion in determining the offering price per share based on negotiated transactions with potential investors and your disclosure that the initial public offering price of the shares is $.25 per share. Please revise or clarify to explain this discrepancy. Additionally, please revise the appropriate section to include the information required by Item 505 of Regulation S-K.

Business Summary, page 5

5.   Please revise your prospectus summary to clarify your stage of development. For instance, state clearly that you have not earned any revenues and have reported operating and net losses in each of periods for which financial statements are presented. Please also state that your auditors have included a paragraph in their audit reports included in the filing that there exists substantial doubt as to your ability to continue as a going concern.

Use of Proceeds, page 13

6.   We note your disclosure in the second paragraph; however, for each purpose for which the net proceeds from the securities to be offered are intended to be used, please state the approximate amount intended to be used for each such purpose. Additionally, please indicate the order of priority of such purposes and discuss your plans if substantially less than the maximum proceeds are obtained. Please see Item 504 of Regulation S-K. Finally, please clarify what you mean by "infrastructure."

Management's Discussion and Analysis of Financial Condition…, page 15

7.   Please expand to include all the information required by Item 303(d) of Regulation S-K. For guidance, please refer to Regulation S-K Compliance and Disclosure Interpretation 110.01.

Report of Independent Registered Public Accounting Firm, Page 30

8.   We note the report of Gruber & Company, LLC concerning its audit of your financial
        statements for the year ended December 31, 2009 included in your filing. Please file the
        consent of Gruber & Company, LLC and please name Gruber & Company, LLC in your
        "Experts" section.

Financial Statements, page 28

9.   We note that the date of the most recent balance sheet included in the filing is December
        31, 2010. Please update as required by Article 8-08 of Regulation S-X.

Signatures, page 44

10.   Please revise to include the date of the signatures. Further, we note that Mrs. Gregory is
        identified here as your principal financial officer. Please also revise to ensure that she is
        identified throughout your filing as such.

Form 10-K for fiscal year ended December 31, 2010

Exhibits 31.1 and 31.2

11.   We note that you have omitted the introductory language in paragraph 4 and paragraph
        4(b) referring to internal control over financial reporting. Given that it appears that the
        transition period that allowed for these omissions has ended, please amend your Form 10-
        K in full, including new certifications that include the sections that were omitted.
        Additionally, we note that you have replaced the word "registrant" with "small business
        issuer" throughout the document. Please revise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Allicia Lam at (202) 551-3316 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any questions.

Sincerely,

Amanda Ravitz
Assistant Director

CC (by facsimile):   Kenneth Eade, Esq.